

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Jacob Benne
Chief Executive Officer
Urban Barns Foods Inc.
7170 Glover Drive
Milner, British Columbia, V0X 1T0
Canada

> **Re: Urban Barns Foods Inc.**
> **Form 8-K Filed December 14, 2010**
> **File No. 000-53942**

Dear Mr. Benne:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed December 14, 2010

1.   Please obtain a letter from your independent accountant stating whether they agree with the statements made in your Form 8-K under Item 4.02, or the extent to which they disagree. Refer to Item 4.02(c) of Form 8-K. Please amend your Form 8-K to include all the applicable disclosures of Item 4.02 along with the letter from your independent accountant as Exhibit 16.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief